NO ACT

DE
8-13-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



September 29, 2010

Mark K. Ziebell
Snell & Wilmer LLP
Plaza Tower
600 Anton Boulevard
Suite 1400
Costa Mesa, CA 92626-7689

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 9-29-10

Re: Patriot Scientific Corporation
Incoming letter dated August 13, 2010

Dear Mr. Ziebell:

This is in response to your letters dated August 13, 2010 and September 23, 2010 concerning the submission to Patriot by Analisa Lozano. We also have received a letter from Analisa Lozano and Pedro Lozano, Jr. dated July 20, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Analisa Lozano
c/o Pedro Lozano, Jr.

FISMA & OMB Memorandum M-07-16

September 29, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Patriot Scientific Corporation
Incoming letter dated August 13, 2010

The submission nominates an individual for membership on Patriot's board of directors.

To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Patriot may exclude it under rule 14a-8(i)(8). In this regard, we note that the proposal seeks to include a specific individual in the company's proxy materials for election to the board of directors. Accordingly, we will not recommend enforcement action to the Commission if Patriot omits the submission from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Kim McManus
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Snell & Wilmer
L.L.P.
LAW OFFICES

Plaza Tower
600 Anton Boulevard
Suite 1400
Costa Mesa, California 92626-7689
714.427.7000
714.427.7799 (Fax)
www.swlaw.com

DENVER
LAS VEGAS
LOS ANGELES
LOS CABOS
ORANGE COUNTY
PHOENIX
SALT LAKE CITY
TUCSON

Mark R. Ziebell
949-253-4902
mziebell@swlaw.com

September 23, 2010

Via E-mail
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: ***Patriot Scientific Corporation – Pedro Lozano, Jr. Request to Exclude Pursuant to Rule 14a-8(i)(8)***

Dear Ladies and Gentlemen:

On behalf of Patriot Scientific Corporation, a Delaware corporation (***"Patriot"*** or the ***"Company"***), we write in response to the letter (the "***Proponent Letter***") to the staff of the Division of Corporate Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") dated August [sic] 20, 2010 from Ms. Analisa Lozano and Mr. Pedro Lozano, Jr. The Proponent Letter is in response to our letter to the Staff dated August 13, 2010, pursuant to which the Company requests that the Staff confirm that it will not recommend any enforcement action if, in reliance Rule 14a-8(i)(8) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), the Company excludes the shareholder proposal (the ***"Proposal"***) submitted by Ms. Analisa Lozano (the ***"Proponent"***) nominating Mr. Pedro Lozano, Jr. for election to the Company's Board of Directors from the Company's proxy statement and form of proxy (the ***"2011 Proxy Materials"***) to be distributed to the Company's stockholders in connection with its 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting").

The Proponent, in the Response Letter, argues that the Company may not properly excluded the Proposal from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(8) because Mr. Lozano was nominated by Ms. Lozano which can be distinguished from the several no-action letters cited and relied upon by the Company because such no-action letters dealt with a shareholder who nominated himself (Isis Pharmaceuticals, Inc., SEC No-Action Letter (May 31, 2006) and Exabyte Corporation, SEC No-Action Letter (January 23, 2002)) or the nomination of more than one individual (NetCurrents, Inc., SEC No-Action Letter (April 25, 2001)). The Proponent's arguments, however, are misplaced. As noted in our initial letter, Rule 14a-8(i)(8), as recently amended, permits a company to exclude a shareholder proposal from its proxy materials if the proposal "relates to a nomination or an election for membership on the company's board of directors." In this regard, Rule 14a-8(i)(8) applies regardless of who submits the nomination or how many individuals are nominated. However, since it was not specifically noted in our initial letter, we note that the Staff also has permitted exclusion of proposals by a shareholder seeking to nominate an individual other than himself or herself. See, Plasma-Therm, Inc., SEC No-Action Letter (March 3, 1999) and Sonoma Valley Bancorp, SEC No-Action Letter (February 20, 2007) (each permitting exclusion under Rule 14a-8(i)(8) of a shareholder proposal nominating a specific individual, other than himself or herself, as a candidate for the next election of directors).

The Proponent next argues that the decision reached by the U.S. Court of Appeals for the Second District in American Federation of State, County, and Municipal Employees v. American International Group, Inc., 462 F.3d 121 (2d Cir. 2006) ("***AFSCME v. AIG***") precludes the Company's ability to exclude the Proposal pursuant to Rule 14a-8(i)(8). The Proponent, however, fails to note that following the Second Circuits ruling in AFSCME v. AIG, the Commission amended Rule 14a-8(i)(8) specifically to clarify the Commission's long standing interpretation of the Rule in light of the court's decision in AFSCME v. AIG. As a result, the amendment clarifies that a company may exclude shareholder proposals that relate to a nomination or an election for membership on a company's board of directors or procedures for such nomination or election, whether the procedure results in a contested election for the year of the proposal or future years.

Finally, the Proponent discusses the proposed Rule 14a-11, which was subsequently adopted by the Commission on August 25, 2010. Since Rule 14a-11 will not be effective until 60 days following publication in the Federal Register, and given that Patriot plans to hold it's 2011 Annual Meeting in January 2011, due to the 120-150 day window period for shareholders to submit proposals under Rule 14a-11, the Proponents will not be able to timely submit a new director nomination proposal for the 2011 Annual Meeting.

On the basis of the foregoing and on behalf of the Corporation, we hereby request that the Staff concur with the Corporation's view that the Proposal may be properly excluded from the Proxy Materials for the 2011 Annual Meeting and not recommend enforcement action to the Commission if the Corporation omits the Proposal.

If the Staff has any questions or comments regarding this filing, or if additional information is required in support of the Corporation's position, please contact the undersigned at (714) 427-7402.

Very truly yours,

Snell & Wilmer



Mark R. Ziebell

MRZ:jl
Enclosures

cc: Mr. Pedro Lozano, Jr.
via email***FISMA & OMB Memorandum M-07-16***

Clifford Flowers
via email

Snell & Wilmer
L.L.P.
LAW OFFICES

Plaza Tower
600 Anton Boulevard
Suite 1400
Costa Mesa, California 92626-7689
714.427.7000
714.427.7799 (Fax)
www.swlaw.com

DENVER
LAS VEGAS
LOS ANGELES
LOS CABOS
ORANGE COUNTY
PHOENIX
SALT LAKE CITY
TUCSON

Mark R. Ziebell
949-253-4902
mziebell@swlaw.com

August 13, 2010

Via E-mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Rule 14a-8(j) – Exclusion of Stockholder Proposal

Dear Ladies and Gentlemen:

We are counsel to Patriot Scientific Corporation, a Delaware corporation (***"Patriot"*** or the ***"Company"***). On May 5, 2010, Patriot received the stockholder proposal attached hereto as Exhibit A (the ***"Proposal"***) from Mr. Pedro Lozano, Jr. (the ***"Proponent" or "Mr. Lozano"***), for inclusion in the Company's proxy statement and form of proxy (the ***"2010 Proxy Materials"***) to be distributed to the Company's stockholders in connection with its 2011 Annual Meeting of Stockholders.

We hereby respectfully request that the staff of the Division of Corporation Finance (the ***"Staff"***) confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the ***"Commission"***) if, in reliance on certain provisions of Commission Rule (***"Rule"***) 14a-8 under the Securities Exchange Act of 1934, as amended (the ***"Exchange Act"***), Patriot excludes the Proposal from its 2011 Proxy Materials.

Patriot's 2011 Annual Meeting of Stockholders is tentatively scheduled for January 17, 2011. Patriot currently intends to file its definitive 2006 Proxy Statement with the Commission on or about November 17, 2010. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(j) of the Exchange Act. This letter is being submitted electronically pursuant to Question C of Staff Legal Bulletin No. 14D (Nov. 7, 2009) and as such, we are not enclosing the additional six copies ordinarily required by Rule 14a-8(j). A copy of this letter, including the exhibits, is being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing the Proponent of the Company's intention to omit the Proposal from the 2011 Proxy Materials

SUMMARY OF PROPOSAL

The Proposal relates to the nomination of Mr. Pedro Lozano, Jr. as a Director for the Board of Directors of Patriot.

BASIS FOR EXCLUSION

II. The Proponent's Proposal Concerns a Matter Relating to the Election of Membership on the Corporation's Board of Directors and therefore may be Excluded under Rule 14a-8(i)(8).

The Proposal states that "Ms Analisa Lozano would like to nominate Mr. Pedro Lozano, Jr. as a Director for the Board of Directors of Patriot Scientific Corporation." The Proposal may be properly omitted from the 2010 Proxy Materials because the Proposal relates to an election of the Company's 2010 board of directors (the "Board"). Under the proxy rules, a company is not required to include a shareholder's proposal that nominates himself to that company's board of directors.

Rule 14a-8(i)(8), as recently amended, permits a company to exclude a shareholder proposal from its proxy materials if the proposal "relates to a nomination or an election for membership on the company's board of directors." In Exchange Act Release No. 34-56914 (Dec. 6, 2007), the Commission stated "Rule 14a-8(i)(8) permits exclusion of a proposal that would result in an immediate election contest (e.g., by making or opposing a director nomination for a particular meeting)."

When a shareholder's proposal clearly relates to the nomination of specific individuals for election to a company's board of directors, including the proponent himself or herself, the Staff has consistently indicated that the proposal may be [*12] excluded pursuant to Rule 14a-8(i)(8). See, Isis Pharmaceuticals, Inc., SEC No-Action Letter (May 31, 2006) (permitting exclusion of a shareholder proposal under Rule 14a-8(i)(8) of the Act where the shareholder nominated himself as a candidate for the upcoming proxy vote); Exabyte Corporation, SEC No-Action Letter (January 23, 2002) (permitting the exclusion of a shareholder proposal under Rule 14a-8(i)(8) of the Act where the shareholder nominated himself as a candidate for the next election of directors); NetCurrents, Inc., SEC No-Action Letter (April 25, 2001) (permitting exclusion under Rule 14a-8(i)(8) of the Act for a shareholder proposal that nominated two specific individuals for election to the company's board of directors); Plasma-Therm, Inc., SEC No-Action Letter (March 3, 1999).

The Proposal falls squarely within Rule 14a-8(i)(8). It relates to Proponent's proposal that he be considered a candidate for membership in the Company's Board. Under Rule 14a-8(i)(8), such a proposal is not a proper shareholder proposal and may be excluded.

For the reasons described above, we believe that the Proposal is excludable from the Proxy Materials pursuant to Rule 14a-8(i)(8) because it relates to the nomination to the Company's Board.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we hereby request that the Staff concur with the Corporation's view that the Proposal may be properly excluded from the Proxy Materials for the 2011 Annual Meeting and not recommend enforcement action to the Commission if the Corporation omits the Proposal.

If the Staff has any questions or comments regarding this filing, or if additional information is required in support of the Corporation's position, please contact the undersigned at (714) 427-7402

Very truly yours,

Snell & Wilmer



Mark R. Ziebell

MRZ:jl
Enclosures

cc: Mr. Pedro Lozano, Jr.

FISMA & OMB Memorandum M-07-16

Clifford Flowers
6183 Paseo Del Norte
Ste. 180
Carlsbad, CA 92011

Pedro Lozano, Jr.

FISMA & OMB Memorandum M-07-16

May 5, 2010

Patriot Scientific Corporation
Mr. Clifford L. Flowers
Corporate Secretary
6183 Paseo Del Norte, Suite 180
Carlsbad, California 92011

Dear Mr. Flowers,

In accordance with the instructions contained in the latest Schedule 14A filed by Patriot Scientific Corporation, and the instructions contained in the section titled *Shareholder Proposals and Communications*, Ms Analisa Lozano would like to nominate Mr. Pedro Lozano, Jr. as a Director for the Board of Directors of Patriot Scientific Corporation.

Please be advised of the following information of the *nominee*:

Name:	Pedro Lozano, Jr.
Age:	***FISMA & OMB Memorandum M-07-16***
Education:	Bachelor of Arts, *Criminal Justice* Master of Science, *Justice Policy* University of Texas at San Antonio
Address:	***FISMA & OMB Memorandum M-07-16***

(the address above is both the business and residence)

Principal Occupation:	Investor
Common Stock Ownership:	356,419 Individually Owned

There are no arrangements or understandings between the nominee and Ms Lozano except the nominee agrees to act in the best interests of Patriot Scientific Corporation.
Ms Lozano does not intend and is not a part of a group which intends to deliver a proxy statement and/or form of proxy to holders of capital stock representing at least the percentage of voting power of all of the shares of capital stock of Patriot Scientific

Corporation outstanding as of the record date of the annual meeting reasonably believe by Ms Lozano to be sufficient to elect Pedro Lozano, Jr. or otherwise solicit proxies from the stockholders in support of such nominations.

Ms Lozano is the beneficial owner of stock of Patriot Scientific Corporation and is making the nomination on his own behalf and no other person is making the nomination on behalf of Ms Lozano.

Additional Information:

1. Pedro Lozano, Jr. has no legal proceedings with or against Patriot Scientific Corporation.

2. The name and age of Pedro Lozano, Jr. are stated above. He has no positions with Patriot Scientific Corporation and has never served as a director. He has no arrangement or understanding with Analisa Lozano, the individual that nominated him, except to act in the best interests of Patriot Scientific Corporation. For the past five years, Mr. Lozano's business and professional experience consists of investing for himself and as an Adjunct Professor at the University of Texas at San Antonio. In addition, Mr. Lozano retired from the Texas Department of Public Safety after serving 23 years, the last 9 years as a Sergeant with the Texas Highway Patrol. Mr. Lozano was awarded a Special Ranger Commission by the Texas Department of Public Safety Commission upon his retirement, and holds a Master Peace Officer License from the Texas Commission on Law Enforcement Standards and Education. Mr. Lozano lectured at the undergraduate level at the University of Texas at San Antonio and guest lectured at the graduate level. Mr. Lozano holds a Bachelor of Arts degree in Criminal Justice and a Master of Science degree in Justice Policy from the University of Texas at San Antonio. Mr. Lozano also served honorably for 8 ½ years in the United States Army.

3. Mr. Lozano is qualified to become a director as he has been in public service for over 31 years and has been a Patriot Scientific Corporation shareholder for over 4 years. During the past five years he has not served as a director for any other company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act or subject to the requirements of Section 15(d) of the Securities Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.

Please advise immediately if there is any other information needed as a requirement by the Board of Directors and by-laws for nominations for Director. If we can be of any further assistance to you, please do not hesitate to contact us.

We would appreciate it if you would acknowledge receipt by email

FISMA & OMB Memorandum M-07-16

Sincerely,



Pedro Lozano, Jr.

Written Consent

I, Pedro Lozano, Jr. hereby consent to my nomination to be a director of Patriot Scientific Corporation and if elected I will serve as a director.



Pedro Lozano, Jr.

May 5, 2010

Pedro Lozano, Jr.

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

July 20, 2010

VIA E-mail
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Patriot Scientific Corporation Board of Director Nomination – Pedro Lozano, Jr.**

Dear Ladies and Gentlemen,

Patriot Scientific Corporation (the ***"Company"***), a Delaware corporation, has notified Mr. Pedro Lozano, Jr. (***"Mr. Lozano"***) through their attorney that the Company has requested the Division of Corporation Finance (the ***"Staff"***) not recommend any enforcement action to the Securities and Exchange Commission (the ***"Commission"***) if, in reliance on certain provisions of Commission Rule (the ***"Rule"***) 14a-8 under the Securities Exchange Act of 1934, as amended (the ***"Exchange Act"***), the Company excludes the shareholder proposal submitted by Ms Analisa Lozano (***"Ms Lozano")*** who nominated Mr. Lozano as a Director for Patriot Scientific Corporation Board of Directors and from its 2011 proxy statement and form of proxy.

This letter is being submitted electronically pursuant to Question C of Staff Legal Bulletin No. 14D (Nov. 7, 2009) and as such Mr. Lozano is not enclosing the additional six copies ordinarily required by Rule 14a-8(j). A copy of this letter is being e-mailed to the Company and their attorney, as is suggested in Question E of Staff Legal Bulletin No. 14D. We request the Company comply with the recommendations in Question E in future correspondence with the Staff.

The Company has stated that it is entitled to exclude Mr. Lozano's nomination since Mr. Lozano nominated himself for membership on the Company's board of directors. The Proposal submitted by Ms Lozano and Mr. Lozano states ***"Ms Analisa Lozano would like to nominate Mr. Pedro Lozano, Jr. as a Director for the Board of Directors of Patriot Scientific Corporation."*** Mr. Lozano did not nominate himself; Ms Lozano, who is a shareholder in

Patriot Scientific Corporation, nominated Mr. Lozano as a Director. We are certain that if the Company had determined that Ms Lozano was not a present shareholder, the Company would have listed this as a reason for excluding the Proposal. The Company did not do so because Ms Lozano is in fact, a shareholder in Patriot Scientific Corporation, and the Company was able to verify this fact.

The Company attempts to justify excluding Mr. Lozano's nomination by citing ***Isis Pharmaceuticals, Inc.("Isis")***, SEC No-Action Letter (May 31, 2006) (permitting exclusion of a shareholder proposal under Rule 14a-8(i)(8) of the Act where the shareholder nominated himself as a candidate for the upcoming proxy vote). In Isis, Mr. Raymond S. Marine (***"Mr. Marine"***) sends an undated short letter to Isis and states:

> ***I want to nominate myself to run as a member of the board for Isis Pharmaceuticals in the up coming(sic) proxy vote.***
>
> ***I meet all the requirements that were stated in your article. If you need more information from me, or if I need to submit something else, please notify me immediately. The letter is signed by Mr. Marine and does not provide any other additional significant information.***

The Proposal that was submitted to Mr. Clifford L. Flowers, Corporate Secretary, Patriot Scientific Corporation, clearly states ***"Ms Analisa Lozano would like to nominate Mr. Pedro Lozano, Jr. as a Director for the Board of Directors of Patriot Scientific Corporation."*** In Mr. Marine's case, he is undoubtedly nominating himself as a Director, and this No-Action case should not have been used by the Company to exclude Ms Lozano's nomination of Mr. Lozano.

Additionally, the Company further attempts to justify excluding Mr. Lozano by citing Exabyte Corporation (***"Exabyte"***), SEC No-Action Letter (January 23, 2002) (permitting the exclusion of a shareholder proposal under Rule 14a8(i)(8) of the Act where the shareholder nominated himself as a candidate for the next election of directors. In Exabyte, Mr. Jeffrey A. Secrest wrote a proposal to Mr. Stephen F. Smith, Corporate Secretary and General Counsel of Exabyte on December 21, 2001 and stated:

> ***As you are aware, I have been an interested shareholder in Exabyte Corporation for quite some time. Please consider this letter to be a formal nomination of myself as a candidate in the next election of Directors to serve on Exabyte's Board. Pursuant to your by-laws, additional information is provided on the following page. Please notify me if you find that any required information is lacking. Since this nomination is being provided by facsimile, please acknowledge receipt on the final page and return by fax. Thanks very much for your assistance.***

The letter is signed by Mr. Secrest and provides additional personal information about himself and his wife, Barbara, who is also a shareholder but who does not nominate Mr. Secrest. In Mr. Secrest's case, there is no doubt that he is nominating himself to the Exabyte board of directors. Mr. Lozano, in his case, is being nominated by Ms Lozano.

The Company cites _NetCurrent, Inc.,_ (***"NetCurrent"***) SEC No-Action Letter (April 25, 2001) permitting exclusion under Rule 14a8(i)(8) of the Act for a shareholder proposal that nominated two specific individuals for election to the company's board of directors. We could not locate this No-Action Letter in NetCurrent's SEC filings. Additionally, even if the No-Action Letter had been located, we believe this case would not have applied to Mr. Lozano since this particular shareholder proposal nominated two specific individuals for election to the company's board of directors. In Mr. Lozano's case, only one shareholder was nominated, not two.

The Company lastly cites ***Plasma-Therm, Inc.,*** SEC No-Action Letter (March 3, 1999). Unfortunately, we were not able to locate the No-Action Letter in Plasma-Therm's SEC filings and the Company did not provide a synopsis of what the case entailed, so we were not able to provide a rebuttal.

The Company states that the Proposal falls squarely within Rule 14a-8(i)(8) because Ms Lozano nominated Mr. Lozano for membership in the Company's Board of Directors and under Rule 14a-8(i)(8), such a proposal is not a proper shareholder proposal and may be excluded. We disagree with the Company's position due to the decision reached by the U.S. Court of Appeals for the Second District (the ***"Court"***), American Federation of State, County, and Municipal Employees v. American International Group, Inc. (***"AFSCME v. AIG"***). The Court determined that Rule 14a-8(i)(8) seeks to amend the corporate by-laws to establish a procedure by which certain shareholders are entitled to include in the corporate proxy materials their nominees for the board of director. ***AFSCME v. AIG, 462 F. 3d 121 123 (2d Cir. Sept. 5, 2006).*** We believe that the Court's ultimate decision was to interpret Rule 14a-8(i)(8) as applying to a particular election and no procedural rules governing elections generally. We believe that the Court's decision gave shareholders the right to exercise a meaningful role in the election of directors to ensure board accountability. The Commission has allowed companies such as Patriot Scientific Corporation to reject shareholders to nominate directors to be included on a company's official proxy. We believe the decision by the U.S. Court of Appeals for the Second District in AFSCME v. AIG removed that barrier.

PROPOSED RULE 14a-11

The Company has stated that the Annual Meeting of Stockholders is tentatively scheduled for January 17, 2011. Proposed Rule 14a-11 is in the final process of being approved by the Commission with the support of Chair Mary Schapiro. Under proposed Rule 14a-11, a shareholder or shareholder group would be eligible to have its nominees included in the company's proxy materials if it meets certain eligibility requirements. As an example, the shareholder must own a minimum amount of a company's outstanding voting shares for at least one year: (1) at least 1 percent of a large accelerated filer (market value > $700 million);

(2) at least 3 percent of an accelerated filer (market value > $75 million but < $700 million); or
(3) at least 5 percent of a non-accelerated filer (market value of < $75 million).

Under Proposed Rule 14a-11, the current "election exclusion" that companies have used to keep out shareholder proposals regarding director elections from proxy materials would be narrowed to effectively permit the inclusion of these shareholder proposals. Under the anticipated new regime, a shareholder proposal that would amend provisions of a company's bylaws concerning the nomination procedures or disclosure provisions would not be excludable. The reason we believe this is important to point out to the Staff is that we believe that Patriot Scientific Corporation would be affected by Rule 14a-11 and would not be able to use Rule 14a-8 to exclude Mr. Lozano from the proxy, since they have tentatively set their 2011 Annual Meeting of Stockholders on January 17, 2011.

CONCLUSION

On the basis of the foregoing and on behalf of Ms Analisa Lozano and Mr. Pedro Lozano, Jr., we hereby request that the Staff deny the Company's view that the Proposal may be properly excluded from the Proxy Material for the 2011 Annual Meeting and recommend enforcement action to the Commission if the Company omits the Proposal.

If the Staff has any questions or comments regarding this filing, or if additional information is required in support of our position, please contact at *** FISMA & OMB Memorandum M-07-16 ***

Very truly yours,

Ms Analisa Lozano

Mr. Pedro Lozano, Jr.

cc: Mark Ziebell
mziebell@swlaw.com

Clifford Flowers
cflowers@ptsc.com